Filed Pursuant to Rule 253(g)(2)
File No. 024-10566

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 8 DATED MAY 3, 2018
TO THE OFFERING CIRCULAR DATED DECEMBER 26, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated December 26, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 27, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset Acquisition.

Asset Acquisition

RSE Northpoint - Persimmon - Controlled Subsidiary

On April 27, 2018, we directly acquired ownership of a “majority-owned subsidiary”, 100 SR-RSE JV, LLC (“RSE Northpoint - Persimmon Controlled Subsidiary”), in which we have the right to receive a preferred economic return, for a purchase price of approximately $10,257,055 which is the initial stated value of our equity interest in the RSE Northpoint - Persimmon Controlled Subsidiary. The RSE Northpoint - Persimmon Controlled Subsidiary will use the proceeds to refinance a single multifamily property totaling 227 units located at 100 S Reynolds St., Alexandria, VA 22304 (the “RSE Northpoint - Persimmon Property”). The RSE Northpoint - Persimmon Controlled Subsidiary Investment was funded with proceeds from our Offering.

The RSE Northpoint - Persimmon Controlled Subsidiary is managed by Northpoint Realty Partners in partnership with Persimmon Capital Partners as a non-managing member (“Northpoint - Persimmon”). Northpoint Realty Partners is a Bethesda, MD based vertically-integrated real estate development, investment, and construction firm with an $150 million portfolio of office and multifamily.

Pursuant to the agreements governing the RSE Northpoint - Persimmon Controlled Subsidiary Investment (the “RSE Northpoint - Persimmon Operative Agreements”), our consent is required for all major decisions regarding the RSE Northpoint - Persimmon Property. In addition, pursuant to the RSE Northpoint - Persimmon Operative Agreements we are entitled to receive an economic return of 10.65% for Years 1-3, 11.15% for Years 4-6, and 11.65% for years 7+ on our RSE Northpoint - Persimmon Controlled Subsidiary Investment, paid current on a monthly basis until the RSE Northpoint - Persimmon Controlled Subsidiary Investment is redeemed. In addition, an affiliate of our sponsor earned an origination fee of approximately 1.75% of the RSE Northpoint - Persimmon Controlled Subsidiary Investment.

Simultaneous with the RSE Northpoint - Persimmon Controlled Subsidiary Investment, senior financing was provided through a $30,542,000 senior secured loan from Freddie Mac/Walker & Dunlop (the “RSE Northpoint - Persimmon Senior Loan”). The loan features a 11-year term and 5 years interest-only at a fixed rate of 4.76%. Aggregate with the RSE Northpoint - Persimmon Senior Loan, the RSE Northpoint - Persimmon Controlled Subsidiary Investment features a LTV of 81.3%. The combined LTV ratio is the amount of the RSE Northpoint - Persimmon Senior Loan plus the amount of the RSE Northpoint - Persimmon Controlled Subsidiary Investment, divided by the third-party valuation of the RSE Northpoint - Persimmon Property. LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated value based on the valuation of the property. We generally use LTV for properties that are generating cash flow.

The Mark comprises a 9-story high-rise apartment complex containing 227 units that was built in 1965. The property was originally constructed as an apartment building but was converted into an all-suites hotel in 1971, under which it operated until it was purchased in 2015 and converted back to apartments. The property has been undergoing renovation since it was purchased, with a total of 100 units renovated. Due to renovations, the property is currently in lease-up and 72% occupied as of 3/18/18. The remaining 127 units are being renovated at tenant turnover.

The Mark is located Alexandria, VA, which is within the Washington DC MSA. The neighborhood is characterized as an established mixed-use urban area that benefits from good access provided by light rail and highways. The Van Dorn Street Metrorail stop is located about one mile south of the property on Eisenhower Avenue at its intersection with Van Dorn Street. The Van Dorn Street station provides access to the Metrorail Blue Line. The Blue Line provides rail travel northward from Springfield in Fairfax County, Virginia, through downtown Washington, DC, then eastward to Largo in Prince George’s County, Maryland. The nearest airport is Ronald Reagan Washington National Airport, which is located approximately six miles northeast of the property and is accessible via Metrorail’s Blue Line. Bus service (MetroBus and DASH) is available throughout the area. There is a MTA bus stop in front of the property. The property is also located across from Landmark Mall. This 970,000± square foot three-story enclosed regional mall (anchored by Macy’s and Sears) was built in 1965 and renovated in 1990. The Howard Hughes Corporation, which owns the central section of the Landmark Mall site, recently submitted plans to the City of Alexandria for redevelopment of the portion of Landmark Mall between the existing Sears and Macy’s stores. The proposal calls for demolition of the two-story central area of the mall and replacement with a mixed-use residential and retail complex containing 250,000 to 300,000 square feet of retail and restaurants and 350 to 400± apartment complex. The property is also half a mile to a Giant and Safeway grocery stores.